Exhibit 99.1

Invitation to the

Annual General Meeting of Alcon, Inc.

__________________________

Tuesday, May 2, 2006, 2:00 p.m. (doors open at 1:00 p.m.)

Congress Center Metalli at the Parkhotel Zug, CH-6304 Zug, Switzerland

Agenda

1.	Approval of the 2005 Annual Report and Accounts of Alcon, Inc. and the
2005 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

2.	Appropriation of Available Earnings and Proposed Dividend to Shareholders
for the Financial Year 2005

3.	Discharge of the Members of the Board of Directors for the Financial Year 2005

4.	Election of Group and Parent Company Auditors

5.	Election of the Special Auditors

6.	Elections to the Board of Directors

7.	Approval of Share Cancellation

April 4, 2006

Dear Shareholder:

On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of Shareholders to be held at the Congress Center Metalli, Zug, Switzerland, on Tuesday, May 2, 2006. Various items are proposed for approval at the meeting. The Agenda and related information are set out below.

Your vote is important. If you are a registered holder, please vote now by proxy so that your shares are represented at the meeting. You can vote your shares by marking your choices on the enclosed proxy card, and then signing, dating and mailing it in the enclosed envelope. Using this method, you authorize Alcon, Inc. to vote your shares as you specify on the card. If you authorize Alcon, Inc. to vote your shares without giving any instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the Alcon, Inc. representative will vote in accordance with the position of the Board of Directors. Proxy forms must be sent to the Company in the enclosed envelope, arriving no later than April 26, 2006.

If you are a registered holder, you may also authorize the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Zug, Switzerland, with full rights of substitution, to vote your shares on your behalf. Ms. Hodel’s address is: Industriestrasse 13c, CH-6304 Zug, Switzerland. If you authorize the independent representative to vote your shares without giving instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda. If new proposals (other than those on the agenda) are being put forth before the meeting, the independent representative will abstain from voting regarding new proposals. Proxy forms authorizing the independent representative to vote shares on your behalf must be sent to the Company in the enclosed envelope or directly to the independent representative, arriving no later than April 26, 2006.

Alternatively, if you are a registered holder, you may attend the meeting and vote in person, or you may appoint a proxy of your choice to vote at the meeting for you. The proxy need not be a shareholder. If you choose to attend the meeting in person, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. To select one of these options, please complete the attendance portion of the enclosed proxy card and return to the Company in the enclosed envelope, arriving no later than April 26, 2006.

If you are a beneficial owner, you are requested to instruct your broker or custodian as to how to vote your shares using the instruction form provided to you. You may also instruct your broker or custodian to authorize the independent representative to vote your shares. Alternatively, if you wish to vote in person then you need to:

a)

obtain a power of attorney from your broker or other custodian that authorizes you to vote the shares held for you by that broker or custodian, and request an admission card using the power of attorney; or

b)	become a registered holder no later than April 12, 2006, and request an admission card by that date.

Each holder wishing to attend the meeting in person must present his/her admission card before 1:45 p.m. on May 2, 2006, at one of the control offices at the meeting location for validation. Doors open at 1:00 p.m. Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy and beneficial owners who have not obtained a power of attorney from their broker or custodian may not attend the meeting in person or send a proxy of their choice to the meeting.

Please note that shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.

Very sincerely yours,

Alcon, Inc.

/s/ Cary Rayment	/s/ Elaine Whitbeck
Cary Rayment	Elaine Whitbeck, Esq.
Chairman	Corporate Secretary
and General Counsel

Shareholder Information

Stock exchange listings

The shares of Alcon, Inc. are listed on the New York Stock Exchange (NYSE) under the symbol “ACL”.

Registered offices

Alcon, Inc., Bösch 69, P.O. Box 62, CH-6331

Hünenberg, Switzerland

Telephone +41-41 785-8888

Further information

For any additional information about Alcon, Inc., please contact Alcon, Inc., Investor Relations, 6201 South Freeway, Fort Worth, Texas, 76134-2099, U.S.A. Telephone (817) 551-8805, Fax (817) 568-7111, E-Mail investor.relations@alconlabs.com or visit our web site at www.alconinc.com.

Important dates

25th April, 2006

Announcement of first quarter 2006 earnings

2nd May, 2006

Annual General Meeting

8th May, 2006

Record date for payment of dividend

9th – 12th May, 2006

Currency election period

19th May, 2006

Payment of dividend

25th July, 2006

Announcement of second quarter 2006 earnings

24th October, 2006

Announcement of third quarter 2006 earnings

8th February, 2007

Announcement of fourth quarter 2006 earnings

9th May, 2007

Next Annual General Meeting

Item 1

Approval of the 2005 Annual Report and Accounts of Alcon, Inc. and the

2005 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

A.	Proposal

The Board of Directors proposes that the 2005 Annual Report and Accounts of Alcon, Inc. and the 2005 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries be approved.

B.	Explanations

The 2005 Annual Report and Accounts of Alcon, Inc., the holding company of the Alcon group of companies, and the 2005 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries are included in the Alcon, Inc. Annual Report that has been distributed to all shareholders of record as of March 23, 2006. Additional copies can be obtained free of charge at the Alcon, Inc. registered office and at the Alcon investor relations address indicated above.

Item 2

Appropriation of Available Earnings and Proposed

Dividend to Shareholders for the Financial Year 2005

A.	Proposal

The Board of Directors proposes that Alcon, Inc. earnings be appropriated, and a dividend be paid to shareholders, as follows:

Profit carried forward from the financial year 2004	CHF 1,302,588,188

Profit for the financial year 2005 as per the income statement	CHF 1,108,007,699

Allocation to Dividends: CHF 1.68 per share	CHF	529,173,362

Balance to be carried forward	CHF 1,881,422,525

B.	Explanations

The Board of Directors proposes a dividend of CHF 1.68 (approximately USD 1.28 based on the USD/CHF exchange rate in effect on February 15, 2006) per share for the financial year 2005. The dividend, net of Swiss withholding taxes, will be paid out on May 19, 2006, to all shareholders of record on May 8, 2006. Dividend payments will be made in USD converted at the USD/CHF exchange rate on May 17, 2006, unless shareholders timely elect to receive dividends in CHF. The election period will be from May 9 to May 12, 4:00 p.m. (EST). Elections must be sent in writing to the following address:

The Bank of New York

Attn: Kerri Shenkin

101 Barclay Street

Floor 11E

New York, NY 10286 USA

Fax number: (212) 815-6979

Elections must be renewed each year.

The CHF 529,173,362 allocated to dividends above includes CHF 14,580,105 representing the net additional dividends that would be payable if all vested option rights were exercised in 2006 prior to the record date for the dividend payment after giving effect to repurchases of Alcon, Inc. shares through February 17, 2006. The dividends on those shares for which the option rights are not exercised by the record date for the dividend payment and on any shares acquired by Alcon, Inc. and subsidiaries in 2006 and held in Treasury on the record date will be transferred to retained earnings.

Item 3

Discharge of the Members of the Board of Directors for the Financial Year 2005

A.	Proposal

The Board of Directors proposes that discharge be granted to the members of the Board of Directors for the financial year 2005.

B.	Explanations

Under Swiss statutory law, the Board of Directors may seek discharge from the shareholders upon approval by the shareholders of the annual financial statements. If discharge is granted, the corporation and those shareholders who have voted in favor of discharge cannot assert any claims based on Swiss corporation law for directors' liability with respect to matters then known to the shareholders. The right to assert liability claims still exists, however, with respect to matters not known to the shareholders on the date on which discharge was granted.

Item 4

Election of Group and Parent Company Auditors

A.	Proposal

The Board of Directors proposes that KPMG Klynveld Peat Marwick Goerdeler SA, Zurich (KPMG SA), be re-elected as Group and Parent Company Auditors for a one-year term of office.

B.	Explanations

KPMG SA has confirmed its willingness to be reappointed as Group and Parent Company Auditors. To the extent necessary for a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG SA will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA). KPMG LLP will also be retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities.

KPMG SA has confirmed to the audit committee of the Alcon, Inc. Board of Directors that it possesses the level of independence required by Swiss statutory law to take on this role, and KPMG LLP has further confirmed that it satisfies the requirements in terms of independence imposed by the U.S. Securities and Exchange Commission (SEC).

Item 5

Election of the Special Auditors

A.	Proposal

The Board of Directors proposes that Zensor Revisions AG, Zug, be re-elected as Special Auditors for a one-year term of office.

B.	Explanations

Article 27 of the Alcon, Inc. Articles of Association allows for appointment of a special auditing firm to be entrusted with the examinations required under applicable law in connection with capital increases. Zensor Revisions AG has confirmed its willingness to be reappointed as special auditors.

Item 6

Elections to the Board of Directors

A.	Proposal

The Board of Directors proposes that Phil Geier be re-elected to the Board of Directors for a one-year term of office, that Paul Polman be elected to the Board of Directors for a two-year term of office and that Joe Weller be elected to the Board of Directors for a three-year term of office.

B.	Explanations

Phil Geier. Phil Geier joined the Alcon, Inc. Board in March, 2002. Mr. Geier, an advertising professional, became Chairman and Chief Executive Officer of the Interpublic Group of Companies, Inc. in 1980. He retired from this position at the end of December 2000. In February 2001, Mr. Geier formed The Geier Group to provide consulting/advisory services in the marketing, communications and venture capital areas.

Additionally, Mr. Geier is a Senior Advisor of Lazard Frères & Co. LLC and serves on the board of directors for the following companies: AEA Investors, Inc., Fiduciary Trust International, Foot Locker Inc., IAG Research, and Mettler-Toledo International, Inc. Mr. Geier’s philanthropic Director/Trustee relationships include: Autism Speaks, Columbia Business School, Memorial Sloan-Kettering Cancer Center, Save the Children Federation, and the Whitney Museum of American Art. Mr. Geier holds a B.A. in Economics from Colgate University (1957) and an M.B.A. in Marketing and Finance from Columbia University (1958).

Paul Polman. Paul Polman is proposed to be elected to the Board of Directors as replacement of Dr. Wolfgang Reichenberger who resigned from his position as a director of the Company, effective December 31, 2005. Dr. Reichenberger was a member of the class of directors whose term of office would expire in 2008. Mr. Polman is proposed to be elected to the Board of Directors for a two-year term of office.

Mr. Polman began his career in 1979 with Procter & Gamble in finance and acquired a broad executive experience through assignments in Belgium, Holland, France, Spain, the UK and the USA. He served as Group President of Procter & Gamble’s European business from 2001 to 2005 with sales of over CHF 15 billion.

Mr. Polman was appointed by the Board of Nestlé S.A. to succeed Dr. Reichenberger as Chief Financial Officer of Nestlé on January 1, 2006. Mr. Polman holds a BBA/BA from the University of Groningen, Netherlands (1977), M.A. Economics from University of Cincinnati, USA (1979), M.B.A. Finance/International Marketing from University of Cincinnati, USA (1979) and a Doctor of Civil Law from University of Northumbria at Newcastle, UK (honorary degree) (2000).

Joe Weller. Joe Weller is proposed to be elected to the Board of Directors as replacement of Peter Brabeck-Letmathe, who advised the Board that he will not stand for re-election at the Annual General Meeting on May 2, 2006. Mr. Brabeck-Letmathe is a member of the class of directors whose term of office is expiring in 2006. Mr. Weller is proposed to be elected to the Board of Directors for a three-year term of office.

Mr. Weller is the former Chairman and Chief Executive officer of Nestlé USA. He was also Chairman of the Nestlé Brands Company, Nestlé Prepared Foods Company, Buitoni North America and Nestlé Purina PetCare Company. He is a Nestlé veteran of 37 years. Mr. Weller began his career in 1968 with the Carnation Company in sales in the Memphis, Tennessee region (Nestlé S.A. acquired Carnation in 1985).

By 1981, Mr. Weller was named to Carnation’s Board of Directors. In 1985, he was promoted to Executive Vice President, reporting to the President and CEO. In 1989, Mr. Weller was appointed Managing Director and CEO of Nestlé Australia Ltd., headquartered in Sydney. After two years, he returned to Nestlé USA headquarters on January 1, 1992, in the role of President and Chief Operating Officer. Mr. Weller became President and Chief Executive Officer in 1994, and was named Chairman in 1995. Mr. Weller is a member of the Dreyer’s Grand Ice Cream Company board. He received his Bachelor of Science degree in Business Administration from the University of Tennessee in 1968.

Item 7

Approval of Share Cancellation

A.	Proposal

The Board of Directors proposes that 100,000 shares, at CHF 0.20 par value per share, which have been repurchased by Alcon, Inc. be cancelled and that, as a result, the share capital of Alcon, Inc. be reduced from CHF 62,911,820.60 to CHF 62,891,820.60.

Article 4 para. 1 of the Alcon, Inc. Articles of Association shall be amended accordingly.

B.	Explanations

The Board of Directors has authorized the repurchase of shares of the Company from time to time. The repurchased shares may be held in treasury and reused at a later date or, alternatively, may be cancelled.

The Board of Directors now proposes that the Annual General Meeting approve the cancellation of 100,000 repurchased shares and that the share capital in Article 4 para. 1 of the Alcon, Inc. Articles of Association be reduced accordingly.

KPMG as statutory auditors have confirmed in a special audit report prepared for the Annual General Meeting that, as of March 31, 2006, the claims of creditors would be covered even with the proposed reduction in capital.

Organizational Matters

Admission cards/Voting material

Shareholders who are registered in the share register on March 23, 2006, will receive the proxy and admission form (including the voting material) directly from the share registrar of the Company. Beneficial owners of shares will receive an instruction form from their broker or custodian to indicate how they wish their shares to be voted. Beneficial owners who wish to attend the shareholders’ meeting in person are requested to obtain a power of attorney from their broker or other custodian that authorizes them to vote the shares held for them by the broker or custodian, and to request an admission card using the power of attorney.

Beneficial owners of shares and shareholders registered in the share register as of March 23, 2006, are entitled to vote and may participate in the shareholders' meeting unless they sell their shares before the shareholders' meeting takes place. Each share carries one vote.

Persons who have acquired shares after March 23, 2006, but on or before April 12, 2006, will receive the proxy and admission form (including the voting material) shortly before the meeting. Shareholders who have acquired shares after that date may not attend the annual general meeting of Alcon, Inc. Shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.

Granting of powers of attorney

Registered shareholders who are unable to participate in the shareholders' meeting may appoint as a representative another shareholder, a third party, their bank or a corporate proxy holder. Ms. Andrea Hodel, Attorney-at-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, is also available as an independent representative, with full rights of substitution, in the sense of article 689c of the Swiss Code of Obligations.

The power of attorney on the application form has to be filled in accordingly, signed and returned to the address indicated below or to the independent representative arriving at the latest on April 26, 2006. Powers of attorney are revocable, but Alcon, Inc. will treat any power of attorney as being valid unless the revocation has been sent in writing to Alcon, Inc. at the address referred to below.

Alcon, Inc.
c/o The Bank of New York
P.O. Box 11281
New York, NY 10203-0281

Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy may not attend the meeting in person or send a proxy of their choice to the meeting.

With regard to the items listed on the agenda and without any explicit instructions to the contrary, the corporate proxy holder and independent representative will vote according to the proposals of the Board of Directors. If new proposals (other than those on the agenda) are being put forth before the meeting, the corporate proxy holder will vote in accordance with the position of the Board of Directors and the independent representative will abstain from voting regarding new proposals. Shareholders who sign and return their power of attorney without indicating a representative will be represented by the corporate proxy holder.

Beneficial owners who have not obtained a power of attorney from their broker or custodian are not entitled to attend or participate in the meeting.

Proxy holders of deposited shares

Proxy holders of deposited shares in accordance with article 689d of the Swiss Code of Obligations are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but no later than May 2, 2006, 1:00 p.m. at the admission office.

Admission office

The admission office opens on the day of the shareholders' meeting at 1:00 p.m. Shareholders are kindly asked to present their admission cards at the entrance.

April 4, 2006